Exhibit 99.1

HeadHunter Group PLC Announces Schedule of 2021 Annual General Meeting

MOSCOW, Russia, June 9, 2021 – HeadHunter Group PLC (‘HeadHunter’ or the ‘Company’) (Nasdaq: HHR, MOEX: HHRU) will hold the 2021 Annual General Meeting (the ‘AGM’) on August 10, 2021, at 10.00 a.m. (Moscow time) with the record date of June 16, 2021, at the Company’s headquarters at bldg. 10, Godovikova str. 9, 129085, Moscow, Russia.

The AGM notice and forms of the shareholder's proxy are available at the Company’s website: https://investor.hh.ru/governance/annual-general-meetings.

Contacts:

Investor Inquiries
Arman Arutyunian
E-mail: a.arutyunian@hh.ru

Media Inquiries
Alexander Dzhabarov
E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.